EXHIBIT 5.1

December 19, 2005

GigaBeam Corporation
470 Spring Park Place, Suite 900
Herndon, Virginia 20170

Re:	GigaBeam Corporation Registration Statement on Form SB-2 (File No. 333-130190)

Gentlemen:

We have acted as counsel to GigaBeam Corporation, a Delaware corporation (“GigaBeam”), in connection with the Registration Statement on Form SB-2 (File No. 333-130190), as amended (the “Registration Statement”), initially filed by GigaBeam with the Securities and Exchange Commission on December 7, 2005 under the Securities Act of 1933, as amended (the “Act”), relating to the offer and sale by certain selling security holders of GigaBeam (the “Selling Security Holders”) of up to 7,292,237 shares (the “offered shares”) of the common stock, $0.001 par value per share of GigaBeam (“Common Stock”). The offered shares include: (a) 2,480,349 shares of Common Stock issuable upon conversion and/or redemption of GigaBeam’s Series B preferred stock (the “Series B Conversion Shares”), (b) 2,480,349 shares of Common Stock to cover resales by the Selling Security Holders of shares of Common Stock which may be issued to the Selling Security Holders in the future in payment of dividends on the Series B preferred stock and/or as a result of conversion price anti-dilution adjustments applicable to the Series B preferred stock (the “Series B Anti-Dilution Shares”) (c) 1,302,190 shares of Common Stock issuable upon exercise of the warrants ("Warrants") issued in connection with the Series B preferred stock (the “Warrant Shares”), (d) 651,095 shares of Common Stock to cover resales by the Selling Security Holders of shares of Common Stock which may be issued to the Selling Security Holders as a result of exercise price anti-dilution adjustments applicable to the Warrants (the “Warrant Anti-Dilution Shares”), and (e) 378,254 shares of Common Stock issuable upon exercise of purchase options GigaBeam granted to its financial advisor in connection with the financing (the “UPO Shares”).

GigaBeam Corporation
December 19, 2005

In our capacity as counsel to GigaBeam, we have examined the original or certified copies of such records of GigaBeam and such agreements, certificates of public officials, certificates of officers or representatives of GigaBeam and others, and such other documents, as we deem relevant and necessary as a basis for the opinions hereinafter expressed. In such examination we have assumed and relied on, as to questions of fact and mixed questions of law and fact, the truth, completeness, authenticity and due authorization of all certificates, documents and records examined and the genuineness of all signatures on original documents and the conformity to original documents of all copies submitted to us as conformed or photostat copies. As to various questions of fact material to such opinions, we have relied upon statements or certificates of officials and representatives of GigaBeam and others. This opinion is limited to the Delaware General Corporation Law.

Based upon and subject to the foregoing, we are of the opinion that:

(1)	the Series B Conversion Shares and the Series B Anti-Dilution Shares, when issued, will be duly and validly issued, fully paid and non-assessable;

(2)
the Warrant Shares, the Warrant Anti-Dilution Shares and the UPO Shares, when paid for and issued in accordance with the terms of the respective Warrants and options relating thereto, will be duly and validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name as your counsel under the caption “Legal Matters” in the Prospectus, which is part of the Registration Statement. In giving this consent, we do not thereby concede that we come within the categories of persons whose consent is required by the Act or the General Rules and Regulations promulgated thereunder.

Very truly yours,

/s/ BLANK ROME LLP

BLANK ROME LLP